Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Claude Resources Inc. obtains receipt for final prospectus

            /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
UNITED STATES/

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            SASKATOON, Jan. 28 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that the Saskatchewan Financial Services
Commission has issued a receipt for the Company's final short form prospectus dated January 28, 2010 on behalf of the Saskatchewan Financial Services
Commission and on behalf of the Ontario Securities Commission.
            The prospectus qualifies the distribution of 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit will be comprised of one common share of Claude and one-half of a common share purchase warrant. Each whole purchase warrant will entitle its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.
            An underwriting syndicate was lead by RBC Dominion Securities Inc. and also included Toll Cross Securities Inc., Wellington West Capital Markets Inc.
and D &D Securities Company.
            Pursuant to the terms of the special warrant indenture governing the special warrants, all of the outstanding special warrants will be deemed to be exercised without any further action by the holders thereof immediately prior to 5:00 p.m. (Toronto time) on Tuesday, February 2, 2010, being the third business day after the date of the receipt.
            A copy of the final short form prospectus and the receipt are available on SEDAR under the Company's profile at www.sedar.com.

            Claude is a public company based in Saskatoon, Saskatchewan whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE
Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately
880,000 ounces of gold from its Seabee mining operation in northeastern
Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property located in the prolific Red Lake gold camp of northwestern Ontario.
            The securities referred to herein have not been registered under the
United States Securities Act of 1933, as amended (the "U.S. Securities Act")
or any state securities laws, and may not be offered or sold in the United
States absent registration under the U.S. Securities Act and applicable state securities laws or an applicable exemption from the registration requirements.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities in the United States nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

            CAUTION REGARDING FORWARD-LOOKING INFORMATION

            This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to certain securities of the Company.
The words "may", "would", "could", "will", "intend", "plan", "anticipate",
"believe", "estimate", "expect" and similar expressions, as they relate to the
Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual
Management's Discussion & Analysis, which may be viewed on SEDAR at
www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the
Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. Unless otherwise required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

            %SEDAR: 00000498E %CIK: 0001173924

            /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; or Rick Johnson, Chief Financial Officer and Vice
President of Finance, (306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
            (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:34e 28-JAN-10